MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Restoration Bond Company, LLC

DATE:	November 12, 2009

RE:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Restoration Bond Company, LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed October 30, 2009
File No. 333-162370 & -01

Set forth below please find the response of CenterPoint Energy Houston Electric, LLC and CenterPoint Energy Restoration Bond Company, LLC (collectively, “CenterPoint”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2009, with respect to the Form S-3 filed with the Commission by CenterPoint on October 7, 2009, File Nos. 333-162370 and 333-162370-01, as amended by Amendment No. 1 dated October 30, 2009 and Amendment No. 2 dated November 10, 2009 (the “Registration Statement”). For your convenience, the response is prefaced by the text of the Staff’s comment in italicized text.

General

COMMENT:

1.	We note your response to our prior comment 1. We note that CenterPoint Energy Transition Bond Company II, LLC does not appear to have filed forms 10-Q for either the quarterly period ended March 31, 2009 or June 30, 2009. Please advise.

RESPONSE: CenterPoint Energy Transition Bond Company II, LLC (“Bondco II”) filed Quarterly Reports on Forms 10-Q through the quarter ended September 30, 2008. In connection with comments received from the Staff relating to a review of Bondco II’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), which were received from the Staff in August 2008, and pursuant to telephone conversations with the Staff relating thereto, Bondco II filed an amendment to the 2007 Form 10-K on March 31, 2009. At that time, Bondco II noted to the Staff that, going forward, it would comply with the reporting obligations under the Securities Exchange Act of 1934, as amended (the “34 Act”), with filings of Annual Reports on Form 10-K

November 12, 2009	2

and Current Reports on Form 8-K consistent with the approach, and addressing the items, outlined in the Division of Corporation Finance’s guidance provided in a series of no-action letters relating to the reporting requirements of asset-backed issuers under the 34 Act issued by the Staff prior to the adoption of Regulation AB (17 CFR §§ 229.1100-1123). After Bondco II’s response, the Staff confirmed in an April 6, 2009 letter that the review was complete and there were no further comments. In accordance with the Staff’s guidance and letter, Bondco II ceased filing Quarterly Reports on Form 10-Q and continues to file Annual Reports on Form 10-K and Current Reports on Form 8-K.

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Please contact Margo Scholin (713-229-1110) or Tim Taylor (713-229-1184) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.